UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ): 02.429.144/0001-93

Company Registry (NIRE) No. 353.001.861-33

EXCERPT OF THE MINUTES OF THE 268TH MEETING OF THE BOARD OF DIRECTORS

HELD ON MAY 6, 2015

1. DATE, TIME AND PLACE: On May 6, 2015, at 9:00 a.m., at the registered office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº.1510, 14º andar, conjunto 142, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Company’s Bylaws.

3. ATTENDANCE: The majority of members of the Board of Directors (“Board”), with the justified absence of Licio da Costa Raimundo duly recorded, who was substituted by his alternate, Martin Roberto Glogowsky, pursuant to Paragraph 5, Article 15 of the Bylaws. The meeting was also attended by the Chief Executive Officer and, during part of it, by the Executive Vice-Presidents Gustavo Estrella, Carlos da Costa Parcias Jr., Luiz Eduardo F. do Amaral Osorio; Karin Regina Luchesi (currently CEO of CPFL Geração, who was nominated by the Chief Executive Officer to serve as Market Operations Executive Vice-President); William Bezerra Cavalcanti Filho (Chairman of the Fiscal Council); Sérgio Luiz Felice (Accounting Director), Marcelo Magalhães Fernandes (representative of Deloitte Touche Tohmatsu Auditores Independentes); and Marcelo Trindade (partner of the law firm Trindade Advogados).

4. PRESIDING BOARD: Chairman – Murilo Cesar L. S. Passos and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes as an extract without the signatures of the directors.

First, the directors elected at the Annual Shareholders' Meeting held on April 29 were invested in their respective positions after signing the Instrument of Investiture, pursuant to Article 149 of Federal Law 6,404/76 (“Brazilian Corporation Law”) and Article 14 of the Bylaws.

After discussing and examining the items on the Agenda, the Directors, with due abstentions from voting, unanimously resolved as follows:

(i)         To elect, pursuant to Paragraph 4, Article 15 of the Bylaws, Murilo Cesar L. S. Passos and Décio Bottechia Júnior for the positions of Chairman and Vice-Chairman of the Board, respectively;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ): 02.429.144/0001-93

Company Registry (NIRE) No. 353.001.861-33

(ii)        To appoint the following members to the Board of Directors’ Advisory Committees: MANAGEMENT PROCESSES AND RISK COMMITTEE: Fernando Luiz Aguiar Filho, João Ernesto de Lima Mesquita and Augusto Etchebehere Tavares de Tavares; HUMAN RESOURCES MANAGEMENT COMMITTEE: Arthur Prado Silva, Francisco Caprino Neto and Carlos Alberto Cardoso Moreira; and RELATED PARTIES COMMITTEE: Paola Rocha Ferreira, Fernando Luiz Aguiar Filho and Alexandre José Fava de Souza Júnior, all of whom to serve a term of one (1) year, until the first meeting of the Board to be held after the Annual Shareholders' Meeting of fiscal year 2016, pursuant to the Internal Regulation of the Committees. It shall be on record that the directors received in this meeting, for their analysis and comments, the Worksheets of the respective Committees, related to the period from May 2015 to April 2016, the final versions of which will be submitted to the Board at a later time, to be deliberated upon in the next meeting of the Board;

(iii)       To decide that the Internal Regulation of the Board of Directors’ Advisory Committees will be restated to include adjustments (a) to the name of the Management Processes Committee, which shall incorporate the activities of the Corporate Risk Management Commission and therefore change its name to “Management Processes and Risk Committee”; and (b) to their responsibilities, in accordance with the draft proposal to be submitted to the analysis and comments of the Board and voted in its next meeting;

(iv)       To approve the minutes of the 264th, 265th, 266th and 267th meetings of the Board held on March 25, March 26, April 13, and April 29, 2015, respectively;

(v)        To elect, pursuant to item “a”, Article 17 of the Bylaws, the following members of the Company’s Board of Executive Officers, to serve a term-of-office of two (2) years, after signing the Instrument of Investiture, until the meeting of the Board of Directors to be held after the Annual Shareholders' Meeting of fiscal year 2017: CHIEF EXECUTIVE OFFICER – Wilson P. Ferreira Jr., Brazilian, divorced, engineer, identification document (RG) no. 10.500.091, issued by SSP/SP, and inscribed in the roll of Individual Taxpayers (CPF/MF) under no. 012.217.298-10; FINANCIAL EXECUTIVE VICE-PRESIDENT AND HEAD OF INVESTORS RELATIONS – Gustavo Estrella, Brazilian, married, administrator, identification document (RG) no. 8.806.922, issued by SSP/RJ, and inscribed in the roll of Individual Taxpayers (CPF/MF) under no. 037.234.097-09; REGULATED OPERATIONS EXECUTIVE VICE-PRESIDENT – Luís Henrique Ferreira Pinto, Brazilian, married, electric engineer, identification document (RG) no. 12.504.909, issued by SSP/SP, and inscribed in the roll of Individual Taxpayers (CPF/MF) under no. 029.352.408-47; MARKET OPERATIONS EXECUTIVE VICE-PRESIDENT – Karin Regina Luchesi; Brazilian, married, production engineer, identification document (RG) no. 27.371.339-5, issued by SSP/SP, and inscribed in the roll of Individual Taxpayers (CPF/MF) under no. 219.880.918-45; CHIEF LEGAL AND INSTITUTIONAL RELATIONS EXECUTIVE VICE-PRESIDENT – Luiz Eduardo Fróes do Amaral Osorio, Brazilian, divorced, lawyer, identification document no. 100214, issued by OAB/RJ, and inscribed in the roll of Individual Taxpayers (CPF/MF) under no. 026.000.007-80; PLANNING AND BUSINESS MANAGEMENT EXECUTIVE VICE-PRESIDENT – Wagner Luiz Schneider Freitas, Brazilian, married, metallurgical engineer, identification document (RG) no. 3.852.689-8, issued by SSP/PR, and inscribed in the roll of Individual Taxpayers (CPF/MF) under no. 024.833.017-97; and BUSINESS DEVELOPMENT EXECUTIVE VICE-PRESIDENT – Carlos da Costa Parcias Júnior, Brazilian, married, economist, identification document (RG) no. 041629593, issued by IFP/RJ, and inscribed in the roll of Individual Taxpayers (CPF/MF) under no. 667.235.667-34, all of whom with business address in the city of Campinas, state of São Paulo, at Rodovia Engº Miguel Noel Nascentes Burnier, nº 1755, CEP: 13088-140;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ): 02.429.144/0001-93

Company Registry (NIRE) No. 353.001.861-33

The Executive Officers hereby elected declare that they do not have any legal impediment preventing them from performing their duties, and they shall be invested in their respective positions upon execution of the Instrument of Investiture drawn up in the Book of Minutes of the Board of Executive Officers, the Consent to Appointment, referred to in the Listing Rules of the Novo Mercado of BM&FBOVESPA, under which they undertake to comply with the rules therein, and also the Term of Consent to the provisions in the Shareholders’ Agreement filed at the headquarters of the Company. It shall also be on record that, in light of the end of the 2013/2015 term-of-office of the Company’s Board of Executive Officers, the following Officers withdrew from their positions: Hélio Viana Pereira, Brazilian, married, engineer, identification document (RG) no. M175.556, issued by SSP/MG, and inscribed in the roll of Individual Taxpayers (CPF/MF) under no. 237.109.776-49 – Operations Executive Vice-President and José Marcos Chaves de Melo, Brazilian, married, engineer, identification document (RG) no. 05884247-7, issued by IFP-RJ, and inscribed in the roll of Individual Taxpayers (CPF/MF) under no. 730.497.867-87 – Administrative Executive Vice-President.

(vi)       To recommend to the directors nominated by the Company to the Management of subsidiaries to vote for the approval of the election of the following members to their Executive Boards: (a) Companhia Paulista de Força e Luz (“CPFL Paulista”) and Companhia Piratininga de Força e Luz (“CPFL Piratininga”): Carlos Zamboni Neto – Chief Executive Officer, Gustavo Estrella – Chief Financial and Investor Relations Officer, Wagner Luiz Schneider Freitas – Chief Administrative Officer, Hélio Puttini Júnior – Chief Regulatory Affairs Officer, with the positions of Chief Energy Management Officer and Chief Distribution Officer remaining vacant, to serve a term of two (2) years; (b) Rio Grande Energia S.A. (“RGE”): Ricardo Siufi – Chief Executive Officer, Gustavo Estrella – Chief Financial and Investor Relations Officer, Wagner Luiz Schneider Freitas – Chief Administrative Officer, Hélio Puttini Júnior – Chief Regulatory Affairs Officer, with the positions of Chief Energy Management Officer and Chief Distribution Officer remaining vacant, to serve a term of two (2) years; (c) Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”) and Companhia Luz e Força de Mococa (“CPFL Mococa”): Marco Antônio Villela de Abreu – Chief Executive Officer, Gustavo Estrella – Chief Financial and Investor Relations Officer, Wagner Luiz Schneider Freitas – Chief Administrative Officer, Hélio Puttini Júnior – Chief Regulatory Affairs Officer, with the positions of Chief Energy Management Officer and Chief Distribution Officer remaining vacant, to serve a term of two (2) years;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ): 02.429.144/0001-93

Company Registry (NIRE) No. 353.001.861-33

(d)CPFL Jaguariúna Participações Ltda. (“CPFL Jaguariúna”): Marco Antônio Villela de Abreu – Chief Executive Officer, Gustavo Estrella – Chief Financial and Investor Relations Officer and Wagner Luiz Schneider Freitas – Chief Administrative Officer to serve an indefinite term; (e)CPFL Telecom S.A. (“CPFL Telecom”): Karin Regina Luchesi – Chief Executive Officer, Gustavo Estrella – Chief Financial and Investor Relations Officer, Wagner Luiz Schneider Freitas – Chief Administrative Officer, Emerson Massato Terasaki Hioki – Chief Engineering Officer, with the position of Chief Commercial Officer remaining vacant, to serve a term of two (2) years; (f)CPFL Transmissão Piracicaba S.A. (“CPFL Transmissão”) and CPFL Transmissão Morro Agudo S.A. (“CPFL Morro Agudo”): Paulo Ricardo Bombassaro – Chief Executive Officer, Gustavo Estrella – Chief Financial and Investor Relations Officer and Wagner Luiz Schneider Freitas – Chief Administrative Officer to serve a term of two (2) years; (g)CPFL Eficiência Energética S.A. (“CPFL ESCO”): Karin Regina Luchesi – Chief Executive Officer, Gustavo Estrella – Chief Financial and Investor Relations Officer and Wagner Luiz Schneider Freitas – Chief Administrative Officer to serve a term of two (2) years; (h)CPFL Serviços, Equipamentos, Indústria e Comércio Ltda. (“CPFL Serviços”) and CPFL Atende Centro de Contatos e Atendimentos Ltda. (“CPFL Atende”): Eduardo dos Santos Soares – Chief Executive Officer, Gustavo Estrella and Wagner Luiz Schneider Freitas – both Officers, with one position of Officer remaining vacant, to serve a term of two (2) years; (i)CPFL Total Serviços Administrativos Ltda. (“CPFL Total”): Eduardo dos Santos Soares – Chief Executive Officer, Gustavo Estrella – Chief Financial Officer and Wagner Luiz Schneider Freitas – Chief Administrative Officer to serve a term of two (2) years;(j) Nect Serviços Administrativos Ltda. (“Nect”) and TI Nect Serviços de Informática Ltda (“TI Nect”): Wilson P. Ferreira Junior – Chief Executive Officer, Gustavo Estrella – Chief Financial Officer and Wagner Luiz Schneider Freitas – Chief Administrative Officer to serve an indefinite term; (k)Paulista Lajeado Energia S.A. (“Paulista Lajeado”) and CPFL Centrais Geradoras Ltda. (“CPFL Centrais Geradoras”): Fernando Mano – Chief Executive Officer, Gustavo Estrella and Wagner Luiz Schneider Freitas – both Officers, to serve a term of two (2) years; (l)Centrais Elétricas da Paraíba S.A. – Epasa (“Epasa”): José Ferreira Abdal Neto – Chief Executive Officer and José Dantas – Chief Financial Officer, to serve a term of two (2) years; (m)CPFL Geração de Energia S.A. (“CPFL Geração”): Fernando Mano – Chief Executive Officer, Gustavo Estrella – Chief Financial Officer, Wagner Luiz Schneider Freitas – Chief Administrative Officer, Rodolfo Coli – Chief Energy Management Officer, with the position of Chief Generation Officer remaining vacant, to serve a term of two (2) years; (n) CPFL Jaguari de Geração de Energia Ltda. (“Jaguari de Geração”): Fernando Mano – Chief Executive Officer, Gustavo Estrella – Chief Financial Officer, Wagner Luiz Schneider Freitas – Chief Administrative Officer, with the positions of Chief Energy Management Officer and Chief Generation Officer remaining vacant, to serve an indefinite term;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ): 02.429.144/0001-93

Company Registry (NIRE) No. 353.001.861-33

 (o) CPFL Renováveis: André Dorf – Chief Executive Officer, Carlos Wilson Ribeiro - Chief Financial and Investor Relations Officer, Alberto dos Santos Lopes – Chief Operations and Maintenance Officer, João Miguel Mongelli Martin – Chief Engineering and Construction Officer, Alessandro Gregori Filho – Chief New Business Officer, Márcio Antônio Severi – Institutional Relations Officer, to serve a term of two (2) years; (p) CPFL Comercialização Brasil S.A. (“CPFL Brasil”): Karin Regina Luchesi – Chief Executive Officer (temporarily until a candidate is chosen from the market), Gustavo Estrella – Chief Financial and Investor Relations Officer and Wagner Luiz Schneider Freitas – Chief Administrative Officer, with the position of Chief Energy Management Officer remaining vacant, to serve a term of two (2) years; and (q) Clion Assessoria e Comercialização de Energia Elétrica Ltda. (“CPFL Meridional”), Sul Geradora Participações S.A. (“CPFL Sul Geradora”), CPFL Comercialização Cone Sul S.A. (“CPFL Cone Sul”), CPFL Planalto Ltda. (“CPFL Planalto”) and CPFL Brasil Varejista S.A. (“CPFL Brasil Varejista”): Karin Regina Luchesi – Chief Executive Officer (temporarily until a candidate is chosen from the market), Gustavo Estrella and Wagner Luiz Schneider Freitas both Officers, to serve a term of two (2) years;

(vii)        To take cognizance of the managerial highlights and material facts in April, reported by the Chief Executive Officer;

(viii)      To consider, pursuant to item (ac), Article 17 of the Bylaws, the separate and consolidated interim financial information of CPFL Energia and of the subsidiary CPFL Energia Renováveis S.A. (“CPFL Renováveis”), included in the Quarterly Information Form (ITR) for the quarter ended March 31, 2015, as prepared by the Board of Executive Officers and presented by the Accounting Director. The Chairman of the Board requested the opinion of the representative of Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”) and of the Chairman of the Fiscal Council. Marcelo Magalhães Fernandes reported that the Independent Auditors reviewed the financial statements and considered that they were fairly prepared, in accordance with the separate and consolidated interim financial information. William B. Cavalcanti Filho reported that the Fiscal Council examined the financial statements and discussed them with the Accounting Director and with the Independent Auditors, and issued an unqualified report;

(ix)       To take cognizance of the themes examined by the Board’s Advisory Committees and Commissions in the month of April;

(x)        To approve, pursuant to Resolution 2015037-E of the Board of Executive Officers and in compliance with items 7.3 and 8 of the Company’s Risk Management Policy, a temporary extension to the limit of Debt/Leverage Risk, recording that the matter in this item has been examined previously by the Risk Management Commission;

(xi)       To approve, as direct controlling shareholder of CPFL Brasil, in accordance with item (m), Article 17 of the Bylaws and with Resolution 2015033-E of the Board of Executive Officers, the rendering of power plant rental, maintenance and operation services by CPFL ESCO, related to ten (10) groups of diesel generators located in the cities of Santa Rita and Campina Grande, state of Paraíba, owned by Alpargatas S.A. (“Alpargatas”), recording that: (a) the matter in this item has been examined previously by the Related Party Committee; and (b) Murilo Cesar L. S. Passos, Albrecht Curt Reuter Domenech and Francisco Caprino Neto abstained from participating in the discussion and approval of the matter in this item, as Alpargatas is a Related Party of the shareholder ESC Energia S.A. (“ESC”);

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ): 02.429.144/0001-93

Company Registry (NIRE) No. 353.001.861-33

(xii)        To recommend that the managers nominated by the Company to the Management of the subsidiaries vote for approval of the following items: (a) CPFL Renováveis: (a.i) Issue of unsecured Debentures, in accordance with CVM Instruction 476/2009, having as lead manager Banco do Brasil S.A. (“BB"), under the conditions set forth in Resolution 2015040-E of the Board of Executive Officers; and (a.ii) Contracting a bridge-load, until the funds under the long-term financing facility contracted from the National Development Bank (“BNDES”) are made available, aimed to fund the investments in the Wind Power Projects of Campos dos Ventos and São Benedito, through the Issue of unsecured Debentures, in accordance with CVM Instruction 476/2009, having as lead manager BB, under the conditions set forth in Resolution 2015041-E of the Board of Executive Officers, further recording that: (i) the matters in this item (a) were examined previously by the Related Party Committee and by the Budget and Corporate Finance Commission; and (ii) Décio Bottechia Júnior and Deli Soares Pereira abstained from participating in the discussion and approval of the matters in this item, as BB is a Related Party of the shareholder BB Carteira Livre I Fundo de Investimento em Ações (“BB CL I”); (b) CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, RGE, CPFL Jaguari, CPFL Leste Paulista, CPFL Sul Paulista and CPFL Mococa: representation, to the Ministry of Mines and Energy (“MME”), of the need to acquire electricity and participation in the Auction of Energy from New Projects (“Auction A-3”), in accordance with MME Ordinance 672/2014, pursuant to Resolution 2015035-E of the Board of Executive Officers; and (c) CPFL Paulista, RGE and CPFL Santa Cruz: Ratification of the Representation to the MME of the need to acquire electricity related to the participation in the Auction of Alternative Energy Sources of 2015, held on April 27, 2015, and restatement of the resolution recorded in item (v.xiv.i) of the minutes of the 259th meeting of the Board, held on January 28, 2015, pursuant to Resolution 2015036-E of the Board of Executive Officers;

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors present and by the Secretary. Murilo Cesar L. S. Passos – Chairman, Décio Bottechia Júnior – Vice-Chairman, Albrecht Curt Reuter Domenech, Ana Maria Elorrieta, Deli Soares Pereira, Francisco Caprino Neto and Martin Roberto Glogowsky.

I certify that this is an extract from the original minutes recorded in the minutes book.

Gisélia Silva Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 18, 2015

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.